Exhibit 14.1

CODE OF BUSINESS CONDUCT AND ETHICS

ADOPTED BY THE BOARD OF DIRECTORS

ON APRIL 28, 2004

(Adopted as Amended April 23, 2007)

Introduction

This Code of Business Conduct and Ethics (the or this “Code”) covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees of the Company. All of our employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The Code should also be provided to, and followed by, the Company’s agents and representatives, including consultants.

If a law conflicts with a policy in this Code, you must comply with the law. If you have any questions about these conflicts, you should ask your supervisor, Human Resources or the General Counsel how to handle the situation.

Those who violate the standards in this Code will be subject to disciplinary action, up to and including termination of employment. If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 15 of this Code.

We are committed to continuously reviewing and updating our policies and procedures. The Company therefore reserves the right to amend, alter or terminate this Code at any time and for any reason, subject to applicable law.

1.	Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built. All employees must respect and obey the laws of the cities, states, provinces and countries in which we operate. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel. Violations of laws, rules and regulations may subject you to individual criminal or civil liability, in addition to discipline by the Company. Violations may also subject the Company to civil or criminal liability or the loss of business.

The Company will hold information and training sessions to promote compliance with laws, rules and regulations, including insider trading laws.

2.	Conflicts of Interest

A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an employee, officer or director, or members of his or her family, receives improper personal benefits as a result of his or her position in the Company. It is a conflict to give, take or solicit bribes or kickbacks in the form of money or services. Loans to, or guarantees of obligations of, employees and their family members may create conflicts of interest.

It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer or supplier. You are not allowed to work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf. Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management or the Company’s General Counsel. As with any possible breach of this Code, any employee who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in Section 15 of this Code.

3.	Insider Trading

All non-public information about the Company should be considered confidential information. Employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. These obligations are in addition to your obligations with respect to confidential nonpublic information generally, discussed below. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. You should be aware that stock market surveillance techniques are becoming increasingly sophisticated, and the probability that U.S. federal or other regulatory authorities will detect and prosecute even small-level trading is significant. Insider trading rules are strictly enforced, even in instances when the financial transactions seem small.

In order to assist with compliance with laws against insider trading, the Company has adopted a specific Insider Trading Policy that governs trading by employees, officers and directors in securities of the Company. This policy has been made available to every employee, officer and director. Such persons have the individual responsibility to comply with the Company’s Insider Trading Policy. If you have any questions, please consult the Company’s General Counsel who also serves as the Company’s Chief Compliance Officer.

4.	Corporate Opportunities

Employees, officers and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No such person may use corporate property, information, or position for improper personal gain or compete with the Company directly or indirectly. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

5.	Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited.

Each employee should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and each of their employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers, suppliers or others. No gift or entertainment should ever be offered, given, provided or accepted by any Company employee, family member of an employee or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff (5) does not violate any laws or regulations and (6) does not present a conflict of interest. Please discuss with your supervisor any gifts and entertainment or proposed gifts and entertainment of which you are not certain are appropriate.

6.	Discrimination and Harassment

The Company endeavors to maintain its reputation as an employer of choice through enhancing and sustaining a supportive and positive work environment in which all individuals are treated with respect and dignity. To that end, employees must foster an environment of respect by:

•	Promoting a positive work environment that is free of harassment;

•	Demonstrating support of workplace policies by setting and following standards of professional conduct;

•	Setting a positive example for all employees; and

•	Knowing the Company’s harassment prevention guidelines.

The Company is committed to providing a work environment that is free of discrimination and harassment. The Company is an equal opportunity employer and makes employment decisions on the basis of merit and business needs. In addition, the Company strictly prohibits harassment of any kind, including harassment on the basis of race, color, veteran status, religion, gender, sex, sexual orientation, age, mental or physical disability, medical condition, national origin, marital status or any other characteristics protected under federal, state, provincial law or local ordinances. For example, the Company will not tolerate derogatory comments based on racial or ethnic characteristics or unwelcome sexual advances.

7.	Health and Safety

The Company strives to provide each employee with a safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

8.	Record-Keeping

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. For example, employees should accurately and promptly record any overtime (hourly employees only) and all vacation or other leaves of absences.

Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or Accounts Payable.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions, and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Employees must comply with any record retention policies in effect for their department and/or function. In the event of litigation or governmental investigation, threatened or pending, please consult with the Company’s General Counsel. Directives regarding record retention in connection with litigation or investigations take precedence over then-current policies.

9.	Confidentiality

Employees must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, suppliers or other third party under a non-disclosure agreement, except when disclosure is authorized by the General Counsel. Confidential information includes all non-public information that might be of use to competitors, or harmful to its owner/disclosing party, if disclosed. The obligation to preserve confidential information continues even after employment ends pursuant to the conduct agreement containing confidentiality provisions executed by each employee when he or she began his or her employment with the Company.

10.	Protection and Proper Use of Company Assets

All employees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business, although incidental personal use may be permitted provided that it does not interfere with your productivity or violate any laws or Company policies. While your privacy is important to us, you are advised that there is no absolute expectation of privacy on Company premises or when using Company resources, even in such cases where access to such systems is gained by a personal password. The Company is committed to maintaining a lawful, safe and productive environment for all employees and reserves the right to monitor your use of Company systems, equipment or surroundings in an effort to secure that environment.

The obligation of employees to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy and the terms of your conduct agreement with the Company. It could also be illegal and result in civil or even criminal penalties.

11.	Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, donation, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

12.	Special Ethics Obligations for Employees with Financial Reporting Responsibilities

As a public company, it is important that the Company’s filings with the Securities and Exchange Commission be accurate and timely. Depending on their position within the Company, employees may be called upon to provide information to assure that the Company’s public reports are complete, fair and understandable. The Company expects all of its personnel to take this responsibility seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements.

The Finance department bears a special responsibility for promoting integrity throughout the organization, with responsibilities to stakeholders both inside and outside the Company. The Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer (the General Counsel), Controller and other Finance personnel each have a special role both to adhere to these principles themselves and also to ensure that a culture exists throughout the Company as a whole that ensures that fair and timely reporting of financial results and conditions.

Because of this special role, the Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer, Controller and all other and all members of the Company’s Finance department are bound by the following Financial Officer Code of Ethics, and by accepting the Code of Business Conduct and Ethics, each agrees that he or she will:

•	Act with honesty and integrity;

•	Avoid actual or apparent conflicts of interest in professional and personal relationships;

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Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate timely and understandable disclosure in reports and documents that the Company files with, or submits to, government agencies and in other public communications;

•	Accept responsibility for the full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the SEC;

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Bring promptly to the attention of the Chief Financial Officer, the Chief Compliance Officer or the Disclosure Committee any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings;

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Bring to the attention of the Chief Financial Officer, Disclosure Committee and the Audit Committee of the Company any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data;

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Bring to the attention of the Chief Compliance Officer, Chief Financial Officer, Disclosure Committee and the Audit Committee of the Company any fraud that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls;

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Bring to the attention of the Chief Compliance Officer, the CEO and the Audit Committee any information concerning any violation of the Company’s Code of Business Conduct and Ethics, including any conflicts of interest involving any employees who have a significant role in the Company’s financial reporting, disclosures or internal controls; and

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Bring to the attention of the Chief Compliance Officer, the CEO and the Audit Committee any information concerning a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business.

Violations of this Financial Officer Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination of employment.

In addition to, or as an alternative to reporting any perceived violations of the Code of Business Conduct and Ethics or the Financial Officer Code of Conduct and Ethics to the individuals in the positions named above, an electronic report may be logged through an external service: www.mysafeworkplace.com. The individual filing the report can elect to make the report anonymous, if desired. Entering a complaint through www.mySafeWorkplace.com will be confidentially and automatically forwarded to the designated member of the Audit Committee for review and consideration.

It is against the Company’s policy to retaliate against any employee for good faith reporting of violations of this Code.

13.	Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for executive officers or any member of the Board of Directors may be made only by the Board of Directors, or a committee of the Board of Directors empowered to do so, and will be promptly disclosed as required by law or stock exchange regulation.

14.	Reporting any Illegal or Unethical Behavior

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith by employees. Employees are expected to cooperate in internal investigations of misconduct.

Employees must read the Company’s Employee Complaint Procedures for Accounting and Auditing Matters that describes the Company’s procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters. Any employee may submit a good faith concern regarding questionable accounting or auditing matters without fear of dismissal or retaliation of any kind.

15.	Compliance Procedures

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know if a violation has occurred. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

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Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

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Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

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Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it locally with your office manager or your Human Resources manager.

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You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected to the fullest extent possible. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations.

•	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.